SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THINSPACE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88410V100

(CUSIP Number)

Samuel Oshana
IBC Equity Holdings, Inc.
12 Timber Creek Lake
Newark, DE 19711
305-936-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

IBC Equity Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

5,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	5,000,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%*
14	TYPE OF REPORTING PERSON

CO

* Based on 91,898,918 shares of common stock outstanding as of May 29, 2014.

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Bryan Collins
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	5,250,000
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

5,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%*
14	TYPE OF REPORTING PERSON

IN

(1) Includes 5,000,000 shares held by IBC Equity Holdings, Inc. and 250,000 shares issuable upon conversion of Series B Preferred Stock held by IBC Funds, LLC. See Item 5.
* Based on 91,898,918 shares of common stock outstanding as of May 29, 2014.

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Samuel Oshana
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	5,250,000
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

5,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%*
14	TYPE OF REPORTING PERSON

IN

(1) Includes 5,000,000 shares held by IBC Equity Holdings, Inc. and 250,000 shares issuable upon conversion of Series B Preferred Stock held by IBC Funds, LLC. See Item 5.
* Based on 91,898,918 shares of common stock outstanding as of May 29, 2014.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock of Thinspace Technology, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5535 S. Williamson Blvd, Unit 751, Port Orange, FL 32128.

Item 2. Identity and Background.

(a)
This statement is being jointly filed by IBC Equity Holdings, Inc. (“IBC Holdings”), Bryan Collins and Samuel Oshana. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” IBC Holdings is a Delaware corporation.

(b)	The business address of each Reporting Person is 12 Timber Creek Lake, Newark, DE 19711.

(c)	The principal business of IBC Holdings is investments. The principal business of Mr. Collins and Mr. Oshana is Managing Member of IBC Holdings.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Collins and Mr. Oshana are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On May 29, 2014, pursuant to stock purchase agreements between IBC Holdings and Owen Dukes and Robert Zysblat, respectively, IBC Holdings purchased an aggregate of 5,000,000 shares of common stock of the Issuer, representing 5.4% of the outstanding shares of the Issuer’s common stock, for an aggregate purchase price of $555,977.73. The source of the funds was IBC Holdings’ working capital.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction to effect a change in control of the Issuer.

In connection with the above-referenced transaction, effective May 29, 2014, Owen Dukes resigned as Chief Executive Officer and director of the Issuer, and Robert Zysblat resigned as President and director of the Issuer. Mr. Dukes and Mr. Zysblat will remain directors of the Issuer’s United Kingdom subsidiary.

In connection with the above-referenced transaction, effective May 29, 2014, Jay Christopher Bautista was appointed Chief Executive Officer and Principal Financial Officer of the Issuer.

In connection with the above-referenced transaction, effective upon the Issuer’s meeting its information obligations under the Securities Exchange Act of 1934, as amended, Jay Christopher Bautista and Scott Weiselberg will be elected directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, IBC Holdings beneficially owns 5,000,000 shares of the Issuer’s common stock, which represents approximately 5.4% of the Issuer’s common stock, and Mr. Collins and Mr. Oshana each beneficially own 5,250,000 shares of the Issuer’s common stock, which represents approximately 5.7% of the Issuer’s common stock. Mr. Collins and Mr. Oshana are the Managing Members of IBC Holdings and have shared voting and dispositive power over the securities of the Issuer held by IBC Holdings. The 5,250,000 shares beneficially owned by Mr. Collins and Mr. Oshana include 5,000,000 shares owned by IBC Holdings. These 5,250,000 shares also include 250,000 shares issuable upon conversion of Series B Preferred Stock held by IBC Funds, LLC (“IBC Funds”). Mr. Collins and Mr. Oshana are the Managing Members of IBC Funds and have shared voting and dispositive power over securities of the Issuer held by IBC Funds. IBC Funds owns 75,000 shares of Series B Preferred Stock of the Issuer, convertible into 250,000 shares of common stock of the Issuer. The Series B Preferred Stock may not be converted into common stock to the extent such conversion results in the holder beneficially owning more than 9.99% of the Issuer’s common stock.

The beneficial ownership of the Reporting Persons reported in this Item 5 does not include shares issuable conversion of convertible debentures held by IBC Funds and Greystone Capital Partners, Inc. (“Greystone”). Mr. Collins is the President of Greystone and has voting and dispositive power over securities of the Issuer held by Greystone. The convertible debentures held by IBC Funds and Greystone may not be converted into common stock to the extent such conversion would result in the holder and its affiliates beneficially owning more than 4.999% of the Issuer’s common stock. The convertible debentures of the Issuer held by IBC Funds and Greystone consist of:

(i) convertible debentures held by IBC Funds in the aggregate outstanding principal amount of $415,150, which are convertible into the Issuer’s common stock at a conversion price equal to 25% of the lowest closing bid price for the Issuer’s common stock for the prior 20 trading days;
(ii) convertible debentures held by IBC Funds in the aggregate outstanding principal amount of $100,000, which are convertible into the Issuer’s common stock at a conversion price equal to 40% of the lowest closing bid price for the Issuer’s common stock for the prior 20 trading days;
(iii) convertible debentures held by IBC Funds in the aggregate outstanding principal amount of $100,000, which will be convertible into the Issuer’s common stock (commencing 6 months from the issuance date of May 29, 2014) at a conversion price equal to 40% of the lowest closing bid price for the Issuer’s common stock for the 20 prior trading days;
(iv) convertible debentures held by Greystone in the aggregate outstanding principal amount of $272,131, which are convertible into the Issuer’s common stock at a conversion price equal to 25% of the lowest closing bid price for the Issuer’s common stock for the prior 20 trading days;
(v) convertible debentures held by Greystone in the aggregate outstanding principal amount of $100,000, which are convertible into the Issuer’s common stock at a conversion price of $0.001;
(vi) convertible debentures held by Greystone in the aggregate outstanding principal amount of $65,000, which are convertible into the Issuer’s common stock at a conversion price equal to 40% of the lowest closing bid price for the Issuer’s common stock for the prior 20 trading days; and
(vii) convertible debentures held by Greystone in the aggregate outstanding principal amount of $56,000, which will be convertible into the Issuer’s common stock (commencing 6 months from the issuance date of May 29, 2014) at a conversion price equal to 40% of the lowest closing bid price for the Issuer’s common stock for the 20 prior trading days.

(b)
IBC Holdings may be deemed to hold sole voting and dispositive power over 5,000,000 shares of common stock of the Issuer. Mr. Collins and Mr. Oshana may be deemed to each hold shared voting and dispositive power over 5,250,000 shares of common stock of the Issuer and sole voting and dispositive power over 0 shares of common stock of the Issuer.

(c)
On April 17, 2014, IBC Funds entered into a securities purchase agreement with the Issuer pursuant to which the Issuer sold to IBC Funds a convertible debenture in the principal amount of up to $100,000 (it being agreed that any such amounts (up to $100,000) may be paid by IBC Funds to the Issuer in IBC Funds’ discretion during the 90 pay period commencing on the date of issuance of the debenture). The debenture has a maturity date of April 17, 2017 and is convertible into shares of the Issuer’s common stock at a conversion price equal to 25% of the lowest closing bid price for the Issuer’s common stock for the 20 prior trading days. IBC Funds has paid the Issuer $100,000 pursuant to the terms of this debenture as of the date hereof.

On April 17, 2014, Greystone entered into a securities purchase agreement with the Issuer pursuant to which the Issuer sold to Greystone a convertible debenture in the principal amount of up to $65,000 (it being agreed that any such amounts (up to $65,000) may be paid by Greystone to the Issuer in Greystone’s discretion during the 90 pay period commencing on the date of issuance of the debenture). The debenture has a maturity date of April 17, 2017 and is convertible into shares of the Issuer’s common stock at a conversion price equal to 25% of the lowest closing bid price for the Issuer’s common stock for the 20 prior trading days. Greystone has paid the Issuer $65,000 pursuant to the terms of this debenture as of the date hereof.

On May 29, 2014, IBC Funds entered into a securities purchase agreement with the Issuer, pursuant to which the Issuer sold to IBC Funds a convertible debenture in the principal amount of up to $617,500. IBC Funds paid the Issuer $100,000 upon the issuance of the  debenture and any additional payments (up to a maximum of $617,500) may be made by IBC Funds to the Issuer in IBC Funds’ discretion during the two year period commencing on the date of issuance. The debenture has a maturity date of May 29, 2017 and will be convertible, commencing six months from the date of issuance, into shares of the Issuer’s common stock at a conversion price equal to 40% of the lowest closing bid price for the Issuer’s common stock for the 20 prior trading days.

On May 29, 2014, Greystone entered into a securities purchase agreement with the Issuer, pursuant to which the Issuer sold to Greystone a convertible debenture in the principal amount of up to $617,500. Greystone paid the Issuer $56,000 upon the issuance of the debenture and any additional payments (up to a maximum of $617,500) may be made by Greystone to the Issuer in Greystone’s discretion during the two year period commencing on the date of issuance. The debenture has a maturity date of May 29, 2017 and will be convertible, commencing six months from the date of issuance, into shares of the Issuer’s common stock at a conversion price equal to 40% of the lowest closing bid price for the Issuer’s common stock for the 20 prior trading days.

On May 29, 2014, IBC Funds purchased 75,000 shares of Series B Preferred Stock of the Issuer from Thalia Woods Management, Inc. for $127,000.

Other than the acquisition of the shares and the debentures as reported herein, and as described under Item 4, no Reporting Person has effected any transactions in the shares of the Issuer during the past 60 days.

(d)
To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 5,250,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

99.1	Form of Stock Purchase Agreement

99.2	Joint Filing Agreement among IBC Holdings, Bryan Collins and Samuel Oshana.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

IBC EQUITY HOLDINGS, INC.

Dated: July 17, 2014	By:	/s/ Samuel Oshana
Samuel Oshana

/s/ Samuel Oshana
Samuel Oshana

/s/ Bryan Collins
Bryan Collins